EXHIBIT 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Six Months ended June 30, (in millions, except ratios)	2016
Excluding interest on deposits
Income before income tax expense	$16,918
Fixed charges:
Interest expense	3,997
One-third of rents, net of income from subleases (a)	269
Total fixed charges	4,266
Less: Equity in undistributed income of affiliates	(36)
Income before income tax expense and fixed charges, excluding capitalized interest	$21,148
Fixed charges, as above	$4,266
Ratio of earnings to fixed charges	4.96
Including interest on deposits
Fixed charges, as above	$4,266
Add: Interest on deposits	641
Total fixed charges and interest on deposits	$4,907
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$21,148
Add: Interest on deposits	641
Total income before income tax expense, fixed charges and interest on deposits	$21,789
Ratio of earnings to fixed charges	4.44

(a)	The proportion deemed representative of the interest factor.